Filed by Level One Bancorp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Level One Bancorp, Inc.
Commission File No.: 001-38458
Date: November 4, 2021
Level One Bank Team Member FAQs

Why are we merging with First Merchants Bank (FMB)?

When Level One Bank was created in 2007, our founders had a vision to build a better way to bank for local businesses and families. Over the years, we have fulfilled that vision, becoming one of the largest and fastest-growing community banks in the region. Each and every team member has contributed to the continued success and growth of our Bank, something we can all feel proud of.

When we became a publicly traded company in 2018, we took on the responsibility of maximizing returns to shareholders and keeping their best interests in mind. Our share price has not grown as aggressively as we anticipated and has been relatively flat since going public. Even though we are a strong performing bank, valuation of smaller community banks our size has shifted in recent years.

Because we have built such a strong organization together, we have been very attractive to larger banks looking to expand in Michigan. While this was a very difficult decision to make, First Merchants Bank ultimately emerged as a bank that could provide an attractive price for our shareholders and a strong fit culturally for our team members and clients.

FMB shares many of the same core values and beliefs that we hold dear at Level One – a focus on the customer, local decision making, and a commitment to the community to name a few. FMB wants to invest in and expand in the Michigan market, offering ample opportunities for our team members. In combining our two organizations, we believe we are doing what’s best for all stakeholders involved – team members, clients and shareholders.

Will Level One Bank change its name?

Yes, after the financial transaction closes we will become First Merchants Bank. Signs will change at the time of integration.

Who is First Merchants Bank?

FMB has a long history of community values that are very similar to Level One Bank. Founded in 1893 and headquartered in Central Indiana, FMB is committed to building lifelong client relationships through a relationship-driven approach, local decision making, responsive team members and a focus on the communities it serves.

Fast Facts:
a.Headquartered in Central Indiana
b.More than 100 locations throughout Indiana, Ohio, Michigan and Illinois
c.$15.1 Billion in assets as of September 30, 2021
d.Acquired Monroe Bank & Trust in 2019
e.Over 1,900 employees
f.Full suite of personal banking, business banking, residential mortgage and wealth management services
g.Learn more at www.firstmerchants.com

What is the timeline for the merger?

The parties expect to complete the merger in the first half of 2022 with systems integration to follow in Q3 of 2022.

What will happen to my position?

FMB recognizes that we are a top performing bank with high performing talent, and is committed to continuing to expand in the Michigan market. With this in mind, FMB has expressed their desire to place as many Level One team members as possible. This includes most customer facing roles and many functional / support positions.

FMB will be meeting with all of our business leaders over the coming weeks to learn more about each role and each team member’s experience to determine where you best fit within the combined organization. Most Level One positions will be “mapped” to a FMB role and positions not selected for a FMB role will transition to an Integration Team Member position for the integration period. All placement decisions will be made and communicated to each individual employee prior to the Christmas Holiday.

If FMB is unable to place you in a role with the combined organization, your Integration Team Member position will be active through a specified date. FMB will be providing severance and outplacement for employees not offered permanent placement with eligibility to receive COBRA health benefits for you and your family following separation of employment. All impacted Level One employees are encouraged to apply for existing / permanent FMB roles for continuation of employment with the combined organization. Information regarding severance, outplacement and COBRA will be communicated prior to the Christmas Holiday.

Will I have to relocate to Indiana?

There may be a few opportunities that could require relocation, however, FMB supports remote work and believes some of the roles can be performed at remote offices or potentially at home.

Will they keep all Level One offices open?

FMB wants to continue to build upon our growth trajectory and success in Michigan. FMB is invested in the Michigan market, plans on continuing to expand in the Michigan market when appropriate, and will be evaluating our locations over the next several months.

Is our Executive Team staying on board after the transition?

Tim Mackay, Greg Wernette and Eva Scurlock will be staying on with the combined organization in roles of significant responsibility. Pat Fehring, Dave Walker, and Lani Barrett plan to retire sometime in 2022.

Will we conduct Annual Performance Reviews and receive merit increases for the 2021 year?

Regulatory approval is expected in Q1 of 2022. We will proceed with our Annual Performance Review timeline as usual. Merit increases will be awarded and incentives will be paid for eligible team members according to our normal timeline.

What is the impact on Level One clients?

FMB is a lot like us – they are relationship-focused, they believe in personal service, they value local decision making, they are quick and responsive to their clients’ needs, their leaders are accessible to clients and team members, and they are committed to the communities they serve.

Because of our similar cultures, we believe clients will only benefit from joining a larger organization that offers additional locations and services including a full suite of wealth management services.

Level One clients will be transitioning to a new core system at the time of integration. From a mortgage perspective, it is likely that FMB will convert to our Encompass and Blend configurations. Additional details about the impact to clients will be shared over the coming months.

What should I communicate to my clients?

Please reference the Welcome Package from FMB for client talking points. Clients will be receiving a formal communication regarding the announcement within the next couple of weeks.

Who can I contact if I have any questions?

Lani Barrett, EVP, Chief Human Resources Officer

Email: lbarrett@levelonebank.com
Phone: 248-205-1468

Kristin McClary, AVP, Sr. HR Business Partner
kmcclary@levelonebank.com
Phone: 248-205-1437

Additional Information

First Merchants Corporation (“First Merchants”) intends to file a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Level One Bancorp, Inc. (“Level One”) and a prospectus of First Merchants, and each party will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the Level One shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of Level One are urged to carefully read the entire Registration Statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents, because they will contain important information about the proposed transaction. The documents filed by Level One and First Merchants with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. You may also obtain these documents, free of charge, by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information” and finally under the link “SEC Filings,” or by accessing Level One’s website (http://www.levelonebank.com) under the link “Investor Relations.” Alternatively, these documents, when available, can be obtained free of charge from First Merchants upon written request to First Merchants Corporation, 200 East Jackson Street, Muncie, IN 47305, Attention: Corporate Secretary, or by calling (765) 747-1500, or from Level One, upon written request to Level One Bancorp, Inc., 32991 Hamilton Court, Farmington Hills, MI 48334, Attention: Investor Relations, or by calling (888) 880-5663.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise.

Participants in the Solicitation

Level One, First Merchants, their respective directors and executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from holders of Level One common stock in connection with the merger. Information about Level One’s directors and executive officers is set forth in the definitive proxy statement for Level One’s 2021 annual meeting of shareholders, as filed with the SEC on March 26, 2021, and Level One’s Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on March 12, 2021, as well as other documents filed with the SEC. Information about First Merchants’ directors and executive officers is set forth in the definitive proxy statement for First Merchants’ 2021 annual meeting of shareholders, as filed with the SEC on April 1, 2021, and First Merchants’ Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on March 1, 2021, as well as other documents filed with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.